

March 29, 2007

**via U.S. mail and facsimile**

Dan Hollenbach
Chief Financial Officer
Global Employment Holdings, Inc
10375 Park Meadows Drive, Suite 375
Lone Tree, Colorado, 80124

> **Re:     Item 4.02 Form 8-K**
> **Filed:  March 26, 2007**
> **File No. 0-51737**

Dear Mr. Hollenbach:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1. Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including the date of the conclusion regarding the non-reliance.

2. Please provide us with a detailed explanation of your basis for valuing the warrants and conversion features using an expected life shorter than the contractual life.  Warrants issued to non-employees that are valued using the Black-Scholes model should typically use the contractual term in the calculation, not the expected term.  Refer to footnote 7 of SAB 107.

*   *   *   *

Please respond to this comment within 5 business days, or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,


Terence O'Brien
Accounting Branch Chief